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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information To Be Included In Statements Filed Pursuant
To Rules 13d-1(b), (c), and (d) and Amendments Thereto Filed
Pursuant To Rule 13d-2
(Amendment No.  )*

lululemon athletica inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
550021109
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐   Rule 13d-1(b)

     ☐   Rule 13d-1(c)

     ☑   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	550021109	SCHEDULE 13G	Page	2	of	7

1	NAMES OF REPORTING PERSONS
	Dennis J. Wilson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States and Canada

	5	SOLE VOTING POWER

NUMBER OF		25,332,672

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		120,253

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		25,332,672

WITH:	8	SHARED DISPOSITIVE POWER

		120,253

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	25,452,925

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	37.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	550021109	SCHEDULE 13G	Page	3	of	7

1	NAMES OF REPORTING PERSONS
	LIPO Investments (USA), Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Columbia, Canada

	5	SOLE VOTING POWER

NUMBER OF		6,092,171

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,092,171

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,092,171

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Item 1(a)	Name of Issuer:

lululemon athletica inc. (the “Company”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

2285 Clark Drive Vancouver, British Columbia, Canada V5N 3G9

Item 2(a)	Name of Person Filing:

Dennis J. Wilson LIPO Investments (USA), Inc.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

c/o lululemon athletica inc. 2285 Clark Drive Vancouver, British Columbia, Canada V5N 3G9

Item 2(c)	Citizenship:

Dennis Wilson — United States of America and Canada

LIPO Investments (USA), Inc. is a corporation organized under the laws of the Province of British Columbia.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”)

Item 2(e)	CUSIP Number:

550021109

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act

(d) ☐ Investment company registered under Section 8 of the Investment Company Act

(e) ☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

☑	Not applicable

Item 4	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: Dennis J. Wilson beneficially owns an aggregate of 25,452,925 shares of Common Stock. Such amount includes 18,972,728 shares of Common Stock issuable upon the exchange of exchangeable shares of Lulu Canadian Holding, Inc. held by Mr. Wilson, 120,253 shares of Common Stock issuable upon the exchange of exchangeable shares of Lulu Canadian Holding, Inc. held by Mr. Wilson’s wife, 6,092,171 shares of Common Stock held by LIPO Investments (USA), Inc., an entity which Mr. Wilson controls, 265,280 shares of common stock issuable upon the exchange of exchangeable shares of Lulu Canadian Holding, Inc. held by Mr. Wilson as trustee and 2,493 shares of Common Stock issuable upon the exchange of exchangeable shares of Lulu Canadian Holding, Inc. held by Five Boys Investments ULC, an entity which Mr. Wilson controls. Lulu Canadian Holding, Inc. is the Company’s indirect wholly owned subsidiary. Exchangeable shares of Lulu Canadian Holding, Inc. may be exchanged on a one-for-one basis for shares of the Company’s Common Stock.

	(b)	Percent of class: See Item 11 of the Cover Page of this Schedule 13G for each of Dennis J. Wilson and LIPO Investments (USA), Inc.

	(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: See Item 5 of the Cover Page of this Schedule 13G for each of Dennis J. Wilson and LIPO Investments (USA), Inc.

(ii)	Shared power to vote or to direct the vote: See Item 6 of the Cover Page of this Schedule 13G for each of Dennis J. Wilson and LIPO Investments (USA), Inc.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the Cover Page of this Schedule 13G for each of Dennis J. Wilson and LIPO Investments (USA), Inc.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the Cover Page of this Schedule 13G for each of Dennis J. Wilson and LIPO Investments (USA), Inc.
Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  February 13, 2008

/s/ Dennis J. Wilson
Dennis J. Wilson

LIPO Investments (USA), Inc.
By:	/s/ Dennis J. Wilson
	Name:	Dennis J. Wilson
	Title:	Authorized Officer